UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
24 December 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EAGLE ROCK ENERGY PARTNERS, L.P.

File No. 1-33016 -- CF# 30318

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EAGLE ROCK ENERGY PARTNERS, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 1, 2013.

Based on representations by EAGLE ROCK ENERGY PARTNERS, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 12, 2022
Exhibit 10.3	through August 12, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary